FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 11 August 2005


                                     O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director/PDMR Shareholding sent to the London Stock Exchange on 11 August 2005




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

O2 plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of person discharging managerial responsibilities/director

Peter Erkine Director
David Finch Director
Danuta Gray PDMR
Andrew Harley PDMR
Richard Poston PDMR
Sohail Qadri PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A in all above cases

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of those listed in 3 above in all cases.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 0.1p each fully paid

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Hill Samuel ESOP Trustees Limited

8 State the nature of the transaction

Acquisition underO2 Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

Peter Erkine      88
David Finch       88
Danuta Gray       88
Andrew Harley     88
Richard Poston    87
Sohail Qadri      88

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

De minimis in each case

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

143p each

14. Date and place of transaction

10 August 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Peter Erkine      966,397
David Finch     1,029,255
Danuta Gray        33,354
Andrew Harley     353,624
Richard Poston    139,911
Sohail Qadri      427,441

Percentage holding is de minimis all above cases.
16. Date issuer informed of transaction

11 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................

18. Period during which or date on which it can be exercised

.....................................

19. Total amount paid (if any) for grant of the option

.....................................

20. Description of shares or debentures involved (class and number)

.....................................
.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................

22. Total number of shares or debentures over which options held following notification

.....................................

23. Any additional information

.....................................

24. Name of contact and telephone number for queries

Deborah Russell, 01753 628096

Name and signature of duly authorised officer of issuer responsible for making notification

Philip Bramwell, Company Secretary

Date of notification
11 August 2005

END




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 11 August 2005                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary